

Mail Stop 4561

April 12, 2017

Robert McDermott
President
iMedicor, Inc.
13506 Summerport Parkway #160
Windermere, FL 34786

Re: iMedicor, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 3, 2017
File No. 000-52765

Dear Mr. McDermott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Please furnish the beneficial ownership information required by Item 403 of Regulation S-K. Refer to Item 1 of Schedule 14C and Item 6(d) of Schedule 14A. Note that Item 403 requires disclosure with respect to any class of your voting securities.

2.   Please tell us and disclose what percentage of your shareholders approved the proposals. In your response, please identify which shareholders approved the proposals and the percentage held by each.

Introductory Statement, page 1

3.   We note your disclosure regarding your current capitalization on page 3. Please revise to clarify the effect of the planned recapitalization. To facilitate investor understanding, please disclose in tabular format the number shares of common stock and each class of preferred that is authorized, issued and outstanding, reserved for issuance, and authorized

but unissued, both before and after giving effect to the recapitalization. Given the scope of your recapitalization, consider whether additional tables or explanation may be required.

2016 Long-Term Incentive Plan, page 10

4.   Please disclose whether you have current plans to make specific awards under the 2016 Long-Term Incentive Plan. If you have no such plans, please revise to indicate that you have no such current plans. This comment also applies to your discussion of the 2016 Incentive Bonus Compensation Plan on page 11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Samuel B. Fortenbaugh